04013537

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51039

RECEIVED NOV 2 4 2004 MAIL PROCESSING SECTION WASH. D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Canterbury Securities Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 W. Washington Blvd.
(No. and Street)

Chicago	**Illinois**	**60607**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Pagliuco **(312) 563-8238**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

PROCESSED DEC 0 7 2004 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

McGladrey & Pullen

Certified Public Accountants

Canterbury Securities Corporation

SEC MAIL PROCESSING
RECEIVED
NOV 2 4 2004
WASH. D.C. 202 SECTION

Statement of Financial Condition Report
September 30, 2004

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Canterbury Securities Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of Canterbury Securities Corporation as of September 30, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Canterbury Securities Corporation as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 9, 2004

Canterbury Securities Corporation

Statement of Financial Condition
September 30, 2004

Assets		
Cash	$	26,314
Income tax receivable from affiliate		20,470
Other assets		837
Total assets	$	47,621
Liabilities and Stockholder's Equity		
Payable to affiliate	$	6,310
Accounts payable, accrued expenses and other liabilities		6,000
Total liabilities		12,310
Stockholder's Equity		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 1,000 shares		-
Additional paid-in capital		69,734
Accumulated deficit		(34,423)
Total stockholder's equity		35,311
Total liabilities and stockholder's equity	$	47,621

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Canterbury Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company is licensed in Illinois. The Company is a wholly owned subsidiary of Alaron Holdings Corporation (Alaron or the Parent), which purchased all of the outstanding stock of the Company on May 11, 2002. The Company engages in consulting services to small and medium-sized businesses.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Revenue is recognized as services are provided and billed to customers.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Income taxes: The Company is included in the consolidated Federal return of the Parent. Under a tax-sharing arrangement, income tax expense (benefit) is calculated at a consolidated level and allocated pro rata to the subsidiaries.

Deferred tax assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets of a change in tax rates is recognized in income in the period that includes the enacted date.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Recent Accounting Pronouncement: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the statement of financial condition. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each statement of financial condition date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the statement of financial condition as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission ("SEC"). The Company's management has reviewed this matter and has determined that the impact is not significant on its financial position, results of operations, and regulatory net capital.

Note 2. Related Party

The Parent provides the Company with office space, access to use of its business machines, use of telephone and facsimile lines and hardware, and periodic use of clerical employees. The Company can utilize the clerical employees provided that the business demands of the Company do not interfere with the obligations of such employees to the Parent.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004, the Company had net capital of $14,004, which was $9,004 in excess of its required net capital of $5,000. At September 30, 2004, the Company's net capital ratio was 0.8 to 1.